1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR ; NYSE American: ITRG
October 6, 2021	www.integraresources.com

INTEGRA INCREASES SCOPE OF PRE-FEASIBILITY STUDY, AIMING AT LARGER PRODUCTION PROFILE AND INCREASED SILVER PRODUCTION AT DELAMAR, PRE-FEASIBILITY STUDY EXPECTED IN Q4 2021

  The Company has increased the scope of the Pre-feasibility Study ("PFS"), aiming at a 32,000 to 35,000 tonnes per day ("tpd") heap leach facility and an 8,000 to 10,000 tpd mill facility.

  The augmented scope and increased throughput at DeLamar, subject to on-going studies, is expected to result in a 50% or greater increase in gold and silver production profile over a longer time-frame relative to the 2019 Preliminary Economic Assessment ("PEA") which showed 124,000 oz gold equivalent ("AuEq") per year over 10 years.

  The larger milling scenario will accommodate additional unoxidized material from DeLamar that was excluded from the 2019 PEA and allow the Company to produce additional silver ounces.

    In the PEA, silver accounted for approximately 18% of the overall economics of the project; however, with a larger mill proposed in the PFS, the Company now anticipates a much greater percentage of project economics to be driven by higher silver recoveries and production.

  The Company's Board of Directors recently met with Governor Brad Little of Idaho who expressed his support of mining in Idaho.

  The PFS remains scheduled for completion in Q4 2021.

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to provide an update on the Company's PFS which is expected to be completed in Q4 2021.  As previously reported, the Company has been working on a series of trade-off studies to optimize both the heap leach and mill processing circuits. This work was aimed at incorporating a significant portion of the unoxidized resource from the DeLamar deposit which was excluded in the 2019 PEA and improving the silver recoveries.

The results of column leach tests completed on Florida Mountain oxide and transition material in Q2 have indicated that 0.5 inch crush provides the most economic feed size for the Florida Mountain heap leach circuit.  While column leach testing has recently commenced on samples for DeLamar, the Company sees scope to increase the heap leach circuit to between 32,000 and 35,000 tpd from the 27,000 tpd contemplated in the PEA.

In addition, extensive metallurgical testing of the DeLamar unoxidized material has demonstrated that a portion of this resource can be processed through a larger mill with a similar flowsheet to that used in the PEA. Consequently, the Company is considering an 8,000 to 10,000 tpd mill in the PFS as compared to the 2,000 tpd plan in the PEA. The potential increase in mill processing capacity, subject to on-going studies, is expected to result in a 50% or greater increase in gold and silver production profile than that considered in the 2019 PEA.

"In undertaking a Pre-feasibility study at DeLamar, Integra looked to increase the project's production profile relative to the already robust 2019 PEA," stated George Salamis, President and CEO of Integra. "The Company specifically set its sights on larger production profiles and greatly enhanced potential revenue streams from silver production, given the large untapped silver resource base that exists on the project, in addition to a large gold resource base. We view DeLamar as 'many-projects-in-one' due to the optionality in both mining and processing options at the Project. The optionality and expansion capability of our Project, a key factor in our decision to acquire DeLamar nearly 4 years ago, will become clear in the upcoming PFS study that we expect to deliver in Q4 of this year.

It should be noted that the Company does anticipate an increase in capex for the upcoming PFS; however, the expectations are that the increase in capex will be in-line with the larger production profile presented. The increase in capex will be primarily driven by a larger production scenario to increase the annual production profile, as well increased costs of raw materials. Integra's commitment to responsible mining will also be prevalent in the PFS, including solutions to decrease carbon emissions through alternative transportation options for mineralized material and the use of renewable power for operation.

Lastly, George Salamis stated, "It was a pleasure to recently meet with Idaho's Governor, Brad Little, to update him and his staff on our on-going studies at DeLamar. The Governor's support of responsible mining development opportunities in Idaho is encouraging and welcomed."

Idaho Support of Mining

In August, the Integra Board of Directors had a technical meeting in Boise, Idaho to discuss the PFS and exploration program. While in Boise, the Company had the opportunity to meet with Governor Brad Little. During the meeting, Integra management discussed progress at the DeLamar project and the upcoming permitting process. Governor Little expressed his support for the project moving forward, noting, "We're the Gem State for a reason, and there's never been a more exciting timing for Idaho to realize the potential of our diverse mineral resources. The building of responsible mines is a priority for the state, especially those with the potential to be strong contributors to their counties and communities."

Metallurgy

The Company continues to complete extensive metallurgical testing on the DeLamar and Florida Mountain deposits, including oxide and transitional mineralization column leach tests for heap leaching and optimization testwork on unoxidized material for the mill. Mill testwork has covered a myriad of processing options including flotation optimization, regrind and leach optimization, pre-aeration, cyanide detoxification, solid and liquid separation, comminution options, quick mineral scans and high-pressure grinding rollers ("HPGR") for crushing.

Regarding heap leach testwork, all column leach tests for Florida Mountain are now complete, with the oxide composites complete and the final assays in process for the transitional composites. In general, the 0.5 inch heap leach feed appears to economically outperform both 2 inch and 0.25 inch. DeLamar column leach composites are on-line.

Economic Contribution of Silver

Due to the larger milling scenario contemplated in the PFS, the Company expects to derive a larger percentage of economic contribution from an increase in silver ounces in the PFS. In the 2019 PEA, silver accounted for only 18% of the total project forecasted economics. Since silver recoveries averaged 80% for the Florida Mountain mill in the PEA versus 34% on the heap leach pad, increased throughput at the mill focussed on unoxidized material with higher silver content has the potential to significantly increase silver recoveries and silver derived revenues. These increased silver recoveries, in addition to gold, have the potential to positively impact the economics of the project and provide exposure to long-term silver prices.

Current Drill Status

The Company currently has 2 drill rigs in operation, with one positioned at Florida Mountain and a second drill at War Eagle.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, both of Reno, Nevada. Each is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the delivery of a Pre-feasibility Study in Q4 2021. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: statements about the scope, timing and completion of the Pre-feasibility study; estimates of metallurgical recovery rates and the contribution of silver production to mining operations; anticipated advancement of DeLamar and future exploration prospects.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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